July 30, 2007

Gerald Nels Olson
Chairman of the Board of Managing Directors
Proinvest Realty Fund, LLC
8333 Douglas Avenue
Suite 1450
Dallas, Texas 75225

Re: Proinvest Realty Fund, LLC
Form S-11
Filed on June 28, 2007
File No. 333-144134

Dear Mr. Olson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Please include the general information required by Item 11(b) and (d) of Form S-11.

2.   Please revise the prospectus to include the security ownership of certain beneficial owners and management as required by Item 403 of Regulation S-K.

3.   Please revise the body of the prospectus to include the disclosure required by Item 404 of Regulation S-K. We note the related party transactions noted on pages F-13 and F-14. Also, please provide disclosure regarding your related person transaction policies.

4.   We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us why it is not appropriate. Refer to Item 502 of Regulation S-K.

5.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of Industry Guide 5.

Prospectus Cover Page

6.   Please limit the cover page to one page, as required by Item 501(b) of Regulation S-K.

7.   Please revise to note the number of units being offered and to provide a brief description of the units. Refer to Item 501(b)(2) of Regulation S-K.

8.   Please include a risk factor that briefly identifies the conflicts of interest you may face with your manager. Also, please include a risk factor that discusses the risk of you losing your partnership status.

Prospectus Summary

9.   Please revise to include a cross-reference to your glossary section on page 57. Refer to Item 3.A. of Industry Guide 5.

Plan of Business, page 2

10.   In the second full paragraph of this section and on page 18, you state that at the end of the tenth year of your existence you will liquidate all assets you own and distribute the proceeds to investor members. On page 6 and elsewhere in the prospectus, you state that you anticipate that the duration of the Company will be six to eight years. Please reconcile these disclosures. Also, please revise to disclose whether your Limited Liability Company Agreement requires that you liquidate by a certain date.

11.   We note page A-35 of the Limited Liability Company Agreement states that the board and the members may elect to extend your term by up to another ten years by a super-majority vote. Please revise this section to note this fact.

Preferential Returns, page 3

12.   Please revise this section to disclose what the 8% return is preferential to.

Distribution Policy, page 3

13.   Please revise to clarify whether you intend to make distributions in addition to the preferential return. If so, please clarify whether these distributions would be made before or after you pay the preferential return.

Conflicts of Interest, page 4

14.   Please revise this section to include a more detailed discussion of your conflicts of interest that identifies all persons and entities with conflicts of interests or potential conflicts of interests, describe the nature of each person's affiliation with you and discuss the nature of each conflict identified.

15.   Revise this section to include an organizational chart which shows the relationship between you, the various organizations you control, including your subsidiaries, and your manager. Refer to Item 5 of Industry Guide 5.

Compensation to our Manager and their Affiliates, page 4

16.   You state that your "manager and their affiliates will receive compensation and fees for services in connection with the investment and management of the Company and our properties, some of which are not the result of arm's-length negotiations." On page 22 you state that you "expect that some fees to be paid to affiliates will be less than the permitted maximum as a result of arms-length negotiations with such affiliates." On page 23, you state that "[a]ll of our agreements and arrangements with our manager and affiliates, including those relating to compensation, are not the result of arm's-length negotiations." Please reconcile these disclosures.

17.   Please revise your disclosure in this section to include a summary tabular
        presentation, itemized by category, which specifies the dollar amounts of all
        compensation, fees, profits, and other benefits that will be paid to your manager
        and its affiliates. If an amount is undeterminable, the formula to be used to
        determine such amount should be included. The tabular presentation should be
        split into the following three columns:1) the identity of the party receiving the
        compensation; 2) the services to be performed (or goods to be provided); and 3)
        the amounts to be received. Refer to Item 4 of Industry Guide 5.

Risk Factors, page 6

18.   Please revise the risk factor headings to briefly identify each risk being
        presented. For example, we note the heading entitled, "The offering price was
        arbitrarily established," on page 7.

The loss of key personnel could adversely impact our business, page 7

19.   You indicate that you are dependent on key personnel. Please revise to identify
        all personnel upon whom you depend.

Investment Objectives and Criteria, page 11

20.   Please revise to disclose whether there are any limitations on the on the type or
        value of investments that you may make.

Management, page 19

21.   Please revise your description of your board of managing directors' business
        experience to specifically describe their experience during the last five years.
        Refer to Item 401(e) of Regulation S-K.

Chief Financial Officer, page 21

22.   Please revise to clarify whether Mr. Mickits is an employee of Proinvest Realty
        Fund, LLC, your manager, or neither. We note disclosure on page 22 under the
        heading "Interim Staffing Plan," which suggests that Mr. Mickits is not an
        employee of the manager.

Proinvest Realty Advisors, LLC, page 21

23.   You state that your manager has no prior operations. However, on page 23 you state that your manager is involved in other real estate programs that have investment objectives similar to yours. Please reconcile these disclosures.

The Marketing Consultant, page 22

24.   Please revise to describe in more detail the marketing services that Critical Data, Inc. will provide to you and your manager relating to the offering of the units. Please clarify the difference between the activities of the marketing consultant and the activities of the managing broker-dealer in connection with this offering. Also, please disclose whether Critical Data, Inc. is an independent third-party or if it is affiliated with you or your manager. If Critical Data is an affiliate, please disclose the nature of the affiliation.

Compensation of the Manager and Affiliates, page 22

25.   You state that you will pay your manager and affiliates certain fees and that you "believe these fees are comparable to or less than similar fees charged by other investment managers and service providers for comparable services to other similar investment companies in our market area." Please provide to us independent, third party support for this statement or tell us the basis for your belief.

Development and Construction Fees, page 23

26.   Please disclose whether there is currently an affiliate of the manager that performs development activities or if the manager or its affiliates have plans to form such an entity.

Subordinated Equity Interests, page 23

27.   You state that the manager will receive a 25% subordinated equity interest in you. Please revise to disclose when it will receive this interest. Also, please revise to clarify if this subordinated equity interest is different from the manager's equity balance disclosed on page F-4.

Description of the Units, page 24

28.   You note that you received capital contributions from your manager and GN Olson & Company, LLC. Please revise to disclose what your manager and GN Olson & Company, LLC received in consideration for their contributions.

Restrictions on Transferability , page 25

29.   You state if investors in your units wish to transfer their units they must pay a
        transfer fee in an amount sufficient to cover transfer costs, as established by our
        manager. Please revise to note why investors must pay these transfer fees to the
        manager and to provide an estimate of costs that an investor would incur upon
        transfer of their units.

Federal Income Tax Considerations, page 31

Specific Opinions, page 32

30.   We note that tax counsel will provide an opinion that the various tax
        consequences are "more likely than not." This language suggests that significant
        doubt exists about the tax consequences described in the prospectus. Please
        revise to discuss in more detail the reasons for doubt in the tax opinion. Also,
        revise the risk factors section to provide a separate risk factor relating to this
        doubt and discussing the associated risks to investors.

Classification as a Partnership, page 33

31.   The disclosure under this heading indicates that tax counsel will provide an
        unqualified opinion regarding classification of Proinvest Realty Fund as a
        partnership for federal income tax purposes. Please reconcile this disclosure
        with the disclosure on page 32, which indicates that counsel will provide a
        qualified opinion on this matter. Provide similar clarification with respect to
        counsel's opinion on your classification as a "publicly traded partnership."

Withdrawal of the Manager, page 48

32.   Please revise to note if you may terminate your management agreement. If you
        may terminate the agreement, please disclose the conditions under which this
        may be done and to note whether you would be subject to termination fees or
        penalties.

Plan of Distribution, page 53

33.   Please disclose the various factors considered in determining the offering price.
        Refer to Item 505(a) of Regulation S-K.

Glossary, page 57

34.   We note your use of the term "super-majority" on page 6. Please revise this section to define that term.

Additional Information, page 57

35.   Please revise to note that the public reference room has relocated to Room 1580, 100 F Street NE, Washington D.C. 20549.

Notes to Financial Statements, page F-6

Note A – Organization, page F-6

36.   We note that you have a receivable related to the 25% subordinated equity interest issued to your Manager. Please revise to present this receivable as a reduction to equity, unless the receivable was collected prior to issuance of the financial statements. If the receivable has been collected, please disclose the date of payment. Please also revise the statement of cash flows to present the subscription transaction as a supplemental non-cash financing activity, as it does not appear that this transaction had a cash impact in the period presented.

Note E – Related Party Transactions, page F-13

Legal Fees, page F-15

37.   Please advise us and disclose in your next amendment whether you intend to or have any contractual obligation to compensate Mr. Millard for legal services performed on your behalf.

Undertakings, page II-3

38.   Please revise your undertakings to include the complete undertakings required by Item 20.D. of Industry Guide 5. Also, include the undertaking required by Item 512(a)(6) of Regulation S-K.

Recent Sales of Unregistered Securities, page II-1

39.   We note you are relying on the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933. Please revise your disclosure to note whether the investors in your common stock were sophisticated investors.

<u>Signatures, page II-5</u>

40.   Please have the registration statement signed by your controller or principal accounting officer. Refer to Form S-11, Instruction 1 to Signatures. We note that Mr. Mickits has signed on behalf of the registrant but he should also sign in his individual capacity.

<u>Exhibits</u>

41.   Please file the legal and tax opinions with your next amendment, or provide us with drafts to review. We must review your opinions and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

42.   Please file a specimen unit certificate and any other instruments defining the rights of unit holders. Refer to Item 601(b)(4) of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone, Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director